UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-15321

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Smithfield Foods, Inc. 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Smithfield Foods, Inc.

200 Commerce Street

Smithfield, VA 23430

Smithfield Foods, Inc. 401(k) Plan

Report of Independent Registered Public Accounting Firm

Plan Administrator

Smithfield Foods, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Smithfield Foods, Inc. 401(k) Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements and supplemental schedules are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and delinquent contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Goodman & Company, L.L.P.

Norfolk, Virginia

May 3, 2006

Smithfield Foods, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

December 31,	2005	2004
Investments	$186,049,301	$163,846,025

Receivables
Participant Contributions	314,689	520,951
Employer Contributions	95,585	164,654

Total Receivables	410,274	685,605

Net assets available for benefits	$186,459,575	$164,531,630

The accompanying notes are an integral part of these financial statements.

Smithfield Foods, Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005
Additions to net assets attributed to
Investment Income
Net appreciation in fair value of investments	$3,037,592
Interest and dividends	6,972,211

10,009,803

Contributions
Participant	18,233,704
Employer	5,258,289
Rollover	3,884,425

Total additions	27,376,418

37,386,221

Deductions from net assets attributed to
Benefits paid to participants	15,274,893
Administrative fees	65,556

Total deductions	15,340,449

Transfers between retirement plans, net	(117,827)

Net change	21,927,945
Net assets available for benefits
Beginning of year	164,531,630

End of year	$186,459,575

The accompanying notes are an integral part of these financial statements.

Smithfield Foods, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2005 and 2004

1.	Description of Plan

The following description of the Smithfield Foods, Inc. 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions

General

The Plan is a defined contribution plan established by Smithfield Foods, Inc. The Plan is for the benefit of eligible employees of Smithfield Foods, Inc. and affiliated employers that have adopted the Plan (collectively, the Company). Eligibility requirements for 401(k) and matching contributions are 90 days of service and attainment of age 18. To be eligible for discretionary profit sharing contributions a participant must have completed a year of service, as defined, and attained age 18. The Plan excludes union employees and nonresident aliens. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

Contributions

Each year, participants may contribute up to 50 percent of pretax annual compensation, as defined in the Plan. The Company makes a matching contribution of 50 percent of the first 4 percent of compensation contributed by each participant. The Company may make a profit sharing contribution at the discretion of the board of directors. Participants direct the investment of all contributions into various investment options offered by the Plan. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) plan earnings and charged with an allocation of administrative expenses, where applicable. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts is based on years of service, as defined. A participant is 100 percent vested after five years of credited service.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balances. Loan terms extend to five years for general purpose loans and to ten years for the purchase of a home. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 4.25 percent to 11.5 percent, which are commensurate with local prevailing rates as determined by the plan administrator. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Generally, on termination of service a participant may elect to receive the value of the participant’s vested interest in his or her account as a lump sum distribution.

Forfeitures

As of December 31, 2005 forfeited nonvested accounts totaled $503,776. These accounts will be used to reduce employer contributions and pay plan expenses.

2.	Summary of Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are primarily stated at fair value as determined by quoted market prices. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

3.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets.

	December 31,
	2005	2004
Calamos Growth Fund – Class A, 233,973 and 203,948 shares, respectively	$12,882,554	$10,805,148
MFS Value Fund, 450,279 and 401,120 shares, respectively	10,423,955	9,281,927
Smithfield Foods, Inc. common stock, 887,097 and 860,739 shares, respectively	27,145,174	25,469,276
Franklin Templeton Foreign Large Value Fund, 1,040,343 and 887,927 shares, respectively	13,191,543	10,921,503
Wells Fargo Advantage Small Cap Value, 319,373 shares	9,635,480	*
Wells Fargo Collective S&P 500 Index, 264,656 shares	14,018,811	*
Barclays Global Equity Index Fund, 1,253,557 shares	*	13,939,557
Strong Advisor Large Company Core Fund, 825,066 shares	*	9,133,484
Strong Large Company Growth Fund, 1,012,445 shares	*	15,895,390
Smithfield Stable Value Fund, 2,398,060 units	24,516,328	*
Wells Fargo Advantage Capital Growth (Admin), 1,005,966 shares	17,020,945	*
Wells Fargo Collective Stable Return, 598,181 units	*	22,132,685
Wells Fargo Outlook 2020 (I), 831,776 and 721,462 shares, respectively	11,694,768	9,855,171

*	Investment does not represent 5 percent of net assets available for benefits.

During 2005, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$1,686,650
Common collective trusts	730,878
Common stock	620,064

$3,037,592

4.	Related Party Transactions

The Plan invests in certain funds managed by and participant directed brokerage accounts held by Wells Fargo, N.A. Wells Fargo is also the trustee of the plan. The Plan also invests in Smithfield Foods, Inc. common stock. At December 31, 2005 and 2004, the Plan held 887,097 and 860,739 shares, respectively, of Smithfield Foods, Inc. common stock.

5.	Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated January 30, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.	Transfer of Assets

Transfer of assets between plans generally result from an employee, who participates in a Smithfield-sponsored retirement plan, changing employment status requiring a change in which Smithfield-sponsored plan the employee may participate. Transfer activity for the year ended December 31, 2005 is as follows:

Assets transferred to the Plan from Smithfield Foods, Inc. Bargaining 401(k) Plan	$29,455
Assets transferred to the Plan from John Morrell & Co., Salaried Employees Incentive Savings Plan	85,756
Assets transferred to Smithfield Foods, Inc. Bargaining 401(k) Plan from the Plan	(195,867)
Assets transferred to John Morrell & Co. Salaried Employees Incentive Savings Plan from the Plan	(37,171)

$(117,827)

7.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their employer contributions.

8.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

* * * * *

Supplemental Schedule I

Smithfield Foods, Inc. 401(k) Plan

Schedule of Delinquent Contributions

Schedule H, Line 4a

EIN 52-0845861 Plan 002

December 31, 2005

		Total that constitute non-exempt prohibited transactions
Contributions for plan year	Participant contributions transferred late to the plan for plan year	Contributions not corrected	Contributions corrected outside VFC program	Contributions pending correction in VFC program	Total fully corrected under VFC program and PTE 2002-51
2004	$81,507	$—	$81,507	$—	$—
2005	$2,532	$2,532	$—	$—	$—

Late contributions for 2005 were remitted by the plan sponsor in 2005. Lost earnings will be submitted into the plan in 2006.

See report of independent registered public accounting firm.

Supplemental

Schedule II

Smithfield Foods, Inc. 401(k) Plan

Schedule of Assets (Held at End of Year)

Schedule H, Line 4i

EIN 52-0845861 Plan 002

December 31, 2005

Identity of issue, borrower, lessor or similar party		Description of investment including maturity date, rate of interest, collateral, par, or maturity value		Current value
*	Wells Fargo	2,398,060	units of Smithfield Stable Value Fund	$24,516,328
*	Wells Fargo	264,656	units of WF/BGI S & P 500 Index High Balance	14,018,811
*	Smithfield Foods, Inc.	887,097	shares of Smithfield Foods, Inc. common stock	27,145,174
*	Wells Fargo	1,005,966	shares of Advantage Capital Growth	17,020,945
	Franklin Templeton	1,040,343	shares of Franklin Templeton Foreign Fund	13,191,543
	Calamos	233,973	shares of Calamos Growth Fund - Class A	12,882,554
*	Wells Fargo	831,776	shares of Wells Fargo Outlook 2020 (I)	11,694,768
	MFS	450,279	shares of Value Fund	10,423,955
*	Wells Fargo	319,373	shares of Advantage Small Cap Value Fund	9,635,480
	Pimco	710,082	shares of Pimco Total Return Fund	7,455,866
*	Wells Fargo	796,963	shares of Advantage Large Company Core Fund	7,308,150
	Lord Abbett	262,052	shares of Lord Abbett Mid-Cap Value Fund	5,872,590
*	Wells Fargo	442,915	shares of Advantage Government Securities Fund	4,632,894
*	Wells Fargo	261,476	shares of Wells Fargo Outlook 2030 (I)	3,854,158
*	Wells Fargo	270,801	shares of Wells Fargo Outlook 2010 (I)	3,460,838
*	Wells Fargo	136,672	shares of Wells Fargo Outlook 2040 (I)	2,230,493
*	Wells Fargo	105,450	shares of Wells Fargo Outlook Today (I)	1,088,242
	American Funds	51,133	shares of AMCap Fund (R4)	974,088
	Dreyfus	22,133	shares of Dreyfus Appreciation Fund	879,793
*	Wells Fargo Investments, Inc.		Participant directed brokerage accounts	634,638
	American Century	48,252	shares of Government Bond Fund (Inv)	506,166
*	Participant loans		Maturing through June 2028, interest rate ranging from 4.25% to 11.50%, secured by participant accounts	6,621,827

				$186,049,301

MFS - Massachusetts Financial Services

*  - Identified as a party-in-interest

See report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SMITHFIELD FOODS, INC. 401(k) PLAN

Smithfield Foods, Inc.
(as Plan Administrator)

Date: June 28, 2006	By:	/s/ Daniel G. Stevens
Daniel G. Stevens
Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm